Lifeway Foods, Inc.
6431 W. Oakton         Morton Grove, IL 60053
    Phone: (847) 967-1010      Fax: (847) 967-6558     E-mail: info@lifeway.net
Web site:  www.lifeway.net  - www.kefir.com – www.starfruitcafe.com

January 26, 2015

Via EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:
Lifeway Foods, Inc.
Form 10-K for Fiscal Year ended December 31, 2013
Filed April 2, 2014
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013 Filed October 3, 2014
Response Letter Dated December 9, 2014

File No. 000-17363

Dear Mr. Schwall:

On behalf of Lifeway Foods, Inc. (“Lifeway” or the “Company”), set forth below are the Company’s responses to your letter of comment dated January 9, 2015.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 15

Results of Operation, page 15

1.   We have reviewed the supplemental information you provided in response to comment 2 in our letter dated November 7, 2014.  Please confirm to us that your Management’s Discussion and Analysis will separately quantify the dollar impact of each material causal factor of change in your results of operations in future periodic filings in a manner similar to this response, adjusted as necessary for the facts and circumstances of each filing period.

RESPONSE:

The Company confirms that its Management’s Discussion and Analysis will separately quantify the dollar impact of each material causal factor of change in our results of operations in future periodic filings in a manner similar to the response letter dated November 7, 2014, adjusted as necessary for the facts and circumstances of each future filing period.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page 24

General

2.   We note from your response to comment 3 in our letter dated November 7, 2014 that you have identified the sale of fermented dairy products as your single reportable segment.  You also state that these products are “produced using the same process and materials, sold to consumer retail food sellers through direct delivery and distributors in the United States.”  Based on this description, it is unclear whether you have identified a single operating segment or whether you have identified more than one operating segment for which aggregation was deemed appropriate in accordance with FASB ASC 280-10-50-11.  If you have aggregated operating segments, please revise your proposed disclosure to also indicate that you have aggregated operating segments, as required by FASB ASC 280-10-50-21.

RESPONSE:

In response to the Staff’s comment, the Company has provided below the revised proposed disclosure indicating that the Company’s operating segments have been aggregated. The chief operating decision maker of the Company will monitor the results of the retail operations along with the operating results of the production of the fermented dairy products and update the segment disclosures if and when appropriate.

“Segments

Substantially all of the consolidated revenues of the Company relate to the sale of fermented dairy products which are produced using the same processes and materials and are sold to consumer retail food sellers through direct delivery and distributors in the United States. The Company has less than $1 million in annual revenues attributable to its four retail locations located in Illinois. The Company considers the retail operations and the fermented dairy products to be separate operating segments, but has aggregated the operating segments due to the immaterial size of the retail operations relative to the overall Company in accordance with ASC 280-10-50-11. The aggregation of the reportable segments has been determined based on how the Company’s chief operating decision maker manages the business and in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Financial Officer and the board of directors that makes strategic decisions.”

3.   We note from your response to comment 4 in our letter dated November 7, 2014 that you sell one type of product, “fermented dairy” in two different forms, kefir and cheese.  You also state that your cheese sales were an immaterial portion of the Company’s sales, as were sales in foreign markets.  As explained in FASB ASC 280-10-50-38 and -40, information about products and geographic areas is required if not otherwise disclosed with your reportable operating segment information.  We note that your MD&A discussion of gross sales distinguishes between your “flagship line, Kefir, as well as ProBugs Organic Kefir for kids and BioKefir” on page 15 of your 2013 amended Form 10-K and, as previously noted, you identify other groups of similar products on the Products page on your website and on page 4 of your 2013 amended Form 10-K.  We further note the CEO’s comment in the Q4 2013 earnings call stating that “Frozen yogurt continues to be a strong growth segment.”  Given the foregoing, it appears disclosure of revenues by groups of similar products would be required and consistent with the guidance of FASB ASC 280-10-50-40.   Unless you have additional information to consider that you believe would support an alternate view, please submit the proposed revisions.  If you prefer to limit compliance to future filings rather than amend your prior report, please state your rationale.

RESPONSE:

The Company has considered the staff’s comment relating to the disclosure of revenues by similar products as required by ASC 280-10-50-40. The Company notes that ProBugs, Organic Kefir, BioKefir and frozen Kefir to all be kefir. Their packaging may differ (for instance, ProBugs), but they are all Kefir created by the same fermented dairy process.  Frozen Kefir as well as the retail stores selling frozen kefir, is kefir, in a frozen form. Accordingly, the Company has determined that it will  reflect what the Company has determined to be two distinct revenue categories. The categories the Company has identified are:

Kefir
Cheese products

Going forward, the Company will refine its disclosure in filings and on earnings call to reflect that there are two products that the Company sells.

The Company has also considered the Staff’s comment relating to the disclosure of revenue and certain assets from the United States and all foreign countries as required by ASC 280-10-50-41. The Company will add additional disclosure indicating that substantially all of the consolidated revenues and assets of the Company are within the Unites States.

The Company plans to include the information above for all periods presented on a prospective basis. We believe including the disclosures in future filings is acceptable because the revenue from cheese and other products was less than 7% of consolidated revenue in all previous periods presented.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ Edward Smolyansky
Edward Smolyansky
Chief Financial and Accounting Officer,
Chief Operating Officer, Secretary and Treasurer